July 10, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Vapetek, Inc.

Form 10-K

Filed March 31, 2015

File No. 000-54994

To the men and women of the SEC:

On behalf of Vapetek, Inc., Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 8, 2015 addressed to Mr. Andy Michael Ibrahim, the Company’s President, and CEO, with respect to the Company’s filing of its 10-K on March 31, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We plan to subsequently file our correspondence to the staff’s comment letter pertaining to our 10-K filing.

SEC Comment(s) /Analysis

Risk Factors, page 6

1. Please revise your disclosure to include a risk factor discussing the impact of your former shell status on the availability of Rule 144 for resales of your securities and the requirements that must be met to utilize it.

COMPANY RESPONSE

We have added the following Risk Factor to page 14:

Our former status as a Shell Company may make Rule 144 unavailable to certain shareholders who obtained shares in us when we were a Shell Company.

Rule 144(i)(1) prohibits the use of the rule for sales of restricted stock and stock held by affiliates into the public market if the issuing company is now or ever has been a “shell company”, unless the requirements of Rule 144(i)(2) are satisfied. The following explanation is qualified in its entirely by reference to the complete text of Rule 144. Rule 144(i)(1) defines a shell company as a company that is now or at any time previously has been an issuer, that has:(A) No or nominal operations; and(B) Either:(1) No or nominal assets;(2) Assets consisting solely of cash and cash equivalents; or(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets. This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K. Rule 144(i)(2) does permit the use of Rule 144 by stockholders of an issuing company has previously been but is not now a shell company if the issuing company [that] has been filing reports with the SEC for one year that contain information about its current operating (or development stage) business activities (not including shell company activities) and it is current in its reporting obligations at the time of the proposed sale in reliance on Rule 144.

Item 9A. Control and Procedures, page 18

2. Please explain to us why you believe the hiring of an independent third party CPA remedied the material weakness for segregation of duties. Also, explain to us what happened in the period ended March 31, 2015 resulting in the identification of two material weaknesses; segregation of duties and insufficient policies and procedures.

COMPANY RESPONSE

In the Company’s opinion the hiring of an independent third party CPA remedied the material weakness for segregation of duties because the company now has an individual outside of the Company looking at all of our books and records, proposing journal entries and additionally asking questions about existing entries to ensure that everything is accurate. With regards to March 31, 2015 the disclosure was not properly updated to coincide with the change that was made to this section in the 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 22

3. Please provide the disclosure required by Item 404(d) of Regulation S-K regarding related party transactions and promoters and control persons for the last two fiscal years. For example, we note disclosure elsewhere of transactions with and loans from related parties such as West Coast Vape Supply Inc., PennyGrab, Inc., and MeWe World, Inc.

COMPANY RESPONSE

The Company has added the following to page 22:

“On June 18, 2013, the former sole officer, former sole director and the founder of the Company, performed services for the Company, the value of which was $1,000, in exchange for 10,000,000 shares of common stock ($0.0001 per share). In addition, the founder of the Company forgave an advance for $500 in 2014 which is recorded as additional paid in capital.

On March 6, 2014, the former sole officer and former sole director, Richard Chiang entered into a Share Purchase Agreement pursuant to which he sold an aggregate of 10,000,000 shares of his shares of the Registrant’s common stock to Alham Benyameen and Andy Michael Ibrahim at a purchase price of $20,000. In aggregate, these shares represent 72% of the Registrant’s issued and outstanding common stock. Effective upon the closing of the Share Purchase Agreement, Richard Chiang owns 2,800,000 shares of the Registrant’s stock.

On March 10, 2014, Alham Benyameen, the Chairman of the Board of Directors, performed services for the Company, the value of which was $2,000, in exchange for 20,000,000 shares of common stock ($0.0001 per share).

On March 10, 2014, Andy Michael Ibrahim, President, Chief Executive Officer, Secretary, Chief Financial Officer and Director, performed services for the Company, the value of which was $2,000, in exchange for 20,000,000 shares of common stock ($0.0001 per share).

On April 16, 2014, the Company executed a Loan Agreement for $5,000 with PennyGrab, Inc., a company owned 100% by our Chairman, Alham Benyameen. This loan was made under the Loan Agreement (“Loan Agreement”) and provided capital to purchase inventory and begin our operations. Pursuant to this agreement, the Company began supplying products electronic cigarettes, vaporizers, e-liquids, and accessories, and other third party products during the second quarter. The note is non-interest bearing, payable on demand and is due no later than April 16, 2019. The note also contains a conversion feature that allows PennyGrab, Inc. to convert into shares of restricted common stock at any time after the first year’s anniversary of the date of the Loan Agreement, at the price based upon either: a) the price of its most recent private placement offering, closest to the time of conversion, b) if publicly -traded, then the bid price of its common stock on the closing day of conversion at 4pm EST. As of December 31, 2014, this loan is still outstanding in full balance of $5,000.

On June 1, 2014, the Company entered into a Lease Agreement (“Lease”) with MEWE World, Inc. (“MEWE”), a company owned 100% by our Chairman, Alham Benyameen. The terms of the lease is one year commencing June 1, 2014 and ending May 30, 2015. The Company shall pay MEWE rent of $9,660 per year in equal monthly installments of $805 payable in advance on the 1st of every month. For the year ended December 31, 2014, the Company has a payable to MEWE in the amount of $5,635.

On June 2, 2014, the Company executed a Consolidated Loan Agreement for $13,658 to West Coast Vape Supply Inc., a company owned 100% by the Company’s management. The note is non-interest bearing, payable on demand and is due no later than June 2, 2019. The note also contains a conversion feature that allows West Coast Vape Supply to convert into shares of restricted common stock at any time after the first year’s anniversary of the date of the Loan Agreement, at the price based upon either: a) the price of its most recent private placement offering, closest to the time of conversion, b) if publicly -traded, then the bid price of its common stock on the closing day of conversion at 4pm EST. As of December 31, 2014, this loan is still outstanding in full balance of $13,658.

On July 2, 2014, the Company executed another Consolidated Loan Agreement for $4,500 to West Coast Vape Supply Inc., The note is non-interest bearing, payable on demand and is due no later than July 2, 2019. The note also contains a conversion feature that allows PennyGrab, Inc. to convert into shares of restricted common stock at any time after the first year’s anniversary of the date of the Loan Agreement, at the price based upon either: a) the price of its most recent private placement offering, closest to the time of conversion, b) if publicly -traded, then the bid price of its common stock on the closing day of conversion at 4pm EST. As of December 31, 2014, this loan is still outstanding in full balance of $4,500.

The Company recognized $51,622 in revenue from West Coast Vape Supply, a related party for the year ended December 31, 2014. Revenue from the Company’s related party consisted of approximately 71% of the Company’s total sales in 2014.”

Item 15. Exhibits, Financial Statement Schedules, page 23

4. Please revise your filing to include all material contracts, such as your loan agreements, distribution agreements and your employment agreements. You may wish to refer to Item 601 of Regulation S-K.

COMPANY RESPONSE

The above have been added to our list of exhibits and are incorporated by reference to the filing they were originally included with.

Date: July 10, 2015

/s/ Andy Michael Ibrahim

Andy Michael Ibrahim

President & CEO